# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Talos Energy Inc., CIK 0001724965
CUSIP: 87484T108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 333 Clay Street, Suite 3300, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 09/15/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 001140361-24-028677
Filed by CIK 0001080910
Persons authorized to receive notices and communications: Carlos Slim Helu, Paseo De Las Palmas 781, Piso 3, Lomas De Chapultepec, Ciudad De Mexico, Mexico (O5), 11000, (52) 55 5625 4961; Kyle A. Harris, Esq., Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York (NY), 10006, (212) 225-2000

## Reporting persons
- Carlos Slim Helu (CIK 0001080910): type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 39,079,036; sole dispositive power 0; shared dispositive power 39,079,036; aggregate amount beneficially owned 39,079,036 (23.4% of the class)
  Comment: Percent beneficially owned is based on approximately 166,965,468 Common Shares (as defined below) issued and outstanding as of July 28, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on August 5, 2026.
- Carlos Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 39,079,036; sole dispositive power 0; shared dispositive power 39,079,036; aggregate amount beneficially owned 39,079,036 (23.4% of the class)
  Comment: Percent beneficially owned is based on approximately 166,965,468 Common Shares issued and outstanding as of July 28, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on August 5, 2026.
- Marco Antonio Slim Domit (CIK 0001530891): type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 39,079,036; sole dispositive power 0; shared dispositive power 39,079,036; aggregate amount beneficially owned 39,079,036 (23.4% of the class)
  Comment: Percent beneficially owned is based on approximately 166,965,468 Common Shares issued and outstanding as of July 28, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on August 5, 2026.
- Patrick Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 39,079,036; sole dispositive power 0; shared dispositive power 39,079,036; aggregate amount beneficially owned 39,079,036 (23.4% of the class)
  Comment: Percent beneficially owned is based on approximately 166,965,468 Common Shares issued and outstanding as of July 28, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on August 5, 2026.
- Maria Soumaya Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 39,079,036; sole dispositive power 0; shared dispositive power 39,079,036; aggregate amount beneficially owned 39,079,036 (23.4% of the class)
  Comment: Percent beneficially owned is based on approximately 166,965,468 Common Shares issued and outstanding as of July 28, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on August 5, 2026.
- Vanessa Paola Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 39,079,036; sole dispositive power 0; shared dispositive power 39,079,036; aggregate amount beneficially owned 39,079,036 (23.4% of the class)
  Comment: Percent beneficially owned is based on approximately 166,965,468 Common Shares issued and outstanding as of July 28, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on August 5, 2026.
- Johanna Monique Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 39,079,036; sole dispositive power 0; shared dispositive power 39,079,036; aggregate amount beneficially owned 39,079,036 (23.4% of the class)
  Comment: Percent beneficially owned is based on approximately 166,965,468 Common Shares issued and outstanding as of July 28, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on August 5, 2026.
- Control Empresarial de Capitales, S.A. de C.V. (CIK 0001273693): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 39,079,036; sole dispositive power 0; shared dispositive power 39,079,036; aggregate amount beneficially owned 39,079,036 (23.4% of the class)
  Comment: Percent beneficially owned is based on approximately 166,965,468 Common Shares issued and outstanding as of July 28, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on August 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Talos Energy Inc.
Address of issuer's principal executive offices: 333 Clay Street, Suite 3300, Houston, Texas (TX), 77002
Comment: This Amendment No. 5 amends and supplements the Schedule 13D filed by the Reporting Persons on June 3, 2024, as amended and supplemented by Amendment No. 1 filed on August 9, 2024, Amendment No. 2 filed on September 5, 2024, Amendment No. 3 filed on December 18, 2024 and Amendment No. 4 filed on March 30, 2026 (the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D") with respect to the Common Stock, with par value of $0.001 per share (the "Common Shares"), of Talos Energy Inc., a corporation incorporated under the laws of Delaware (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Calculations of the percentage of the Common Shares beneficially owned are based on a total of approximately 166,965,468 Common Shares issued and outstanding as of July 28, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on August 5, 2026. As of September 17, 2026, (i) Control Empresarial, directly or indirectly, owns 39,079,036 Common Shares (representing 23.4% of the outstanding Common Shares) and (ii) the Slim Family, which are beneficiaries of a Mexican trust that owns all of the issued and outstanding voting equity securities of Control Empresarial, may be deemed to beneficially own indirectly the Common Shares beneficially owned directly by Control Empresarial.
Number of shares as to which each person has sole or shared power to vote or dispose: 39,079,036 Common Shares (representing 23.4% of the outstanding Common Shares)
Transactions in the class effected during the past sixty days: All transactions in the Common Shares effected by the Reporting Persons during the period beginning 60 days prior to the event which requires the filing of this statement are listed in Schedule 1 hereto and incorporated herein by reference.

## Signatures
- Carlos Slim Helu: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (09/17/2026)
- Carlos Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (09/17/2026)
- Marco Antonio Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (09/17/2026)
- Patrick Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (09/17/2026)
- Maria Soumaya Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (09/17/2026)
- Vanessa Paola Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (09/17/2026)
- Johanna Monique Slim Domit: Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (09/17/2026)
- Control Empresarial de Capitales, S.A. de C.V.: Marco Antonio Slim Domit, Marco Antonio Slim Domit (09/17/2026)
Comment: * See the Powers of Attorney for the members of the Slim Family and Control Empresarial, which are each filed as an exhibit to the Schedule 13D/A filed by the Slim Family and Control Empresarial with the SEC on March 4, 2026 in connection with their beneficial ownership of Class A Common Stock, $0.001 par value per share of PBF Energy Inc., are hereby incorporated herein by reference.